UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 30, 2004

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware

(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 6, 2004, The Clorox Company (the "Company") entered into a Share Exchange Agreement (the "Agreement") with Henkel KGaA and HC Investments, Inc. (collectively referred to as "Henkel"). The Company disclosed entry into and provided a brief description of the Agreement in a Form 8-K filed on October 8, 2004. On November 22, 2004 the transaction described in the Agreement (the "Transaction") closed. The closing was disclosed in a Form 8-K filed on November 22, 2004.

On November 30, 2004, in order to provide long term financing for the Transaction, the Company entered into a Purchase Agreement (the "Purchase Agreement") with Citigroup Global Markets, Inc., J.P. Morgan Securities Inc. and Goldman, Sachs & Co. (together with their respective affiliates, referred to respectively as "Citigroup," "Morgan" and "Goldman") (the "Managers") as representatives of purchasers of a private offering of 3, 5 and 10-year notes (the "Notes") in the aggregate amount of $1.65 billion. On December 3, 2004, the Company entered into an Exchange and Registration Rights Agreement (the "Registration Agreement") with the Managers obligating the Company to file a registration statement with the Securities and Exchange Commission ("SEC") registering the exchange of publicly tradeable notes for the Notes sold pursuant to the Purchase Agreement. Also on December 3, 2004, the Company entered into an indenture (the "Indenture") with The Bank of New York Trust Company, N.A. ("BoNY") providing for BoNY to act as trustee in connection with administration of the Company's obligations under the Notes.

Each of the Managers has prior and ongoing relationships with the Company, including participation in the Company's revolving credit lines and acting as dealers in connection with the Company's interim commercial paper financing of the Transaction. In addition, Citigroup has acted as a foreign exchange trader, provided international cash management services, participated in prior share repurchase programs, acted as an underwriter of a prior bond offering and participated in derivative transactions. Morgan has provided commercial paper safekeeping services, been an underwriter of a prior bond offering, participated in derivative transactions, participated in prior share repurchase programs and provided investment banking advisory services. Goldman has provided investment banking advisory services.

The Purchase Agreement contains customary conditions, representations and warranties. The 3-year Notes are in the aggregate amount of $500 million and bear a floating interest rate equal to LIBOR (as defined in the Indenture) plus 0.125% payable and reset quarterly. They mature on December 14, 2007. The 5-year Notes are in the aggregate amount of $575 million bearing interest at 4.2% per year maturing on January 15, 2010 and the 10-year Notes are in the aggregate amount of $575 million bearing interest at 5% per year maturing on January 15, 2015. The 5 and 10-year Notes are redeemable at the Company's option upon payment of remaining principal and interest, discounted to current value according to a specified formula. The Company amended its $2.1 billion credit agreement to permit issuance of the Notes. The Company may engage in derivative transactions to hedge the effects of floating and fixed rates. The Notes are in addition to commercial paper issued to finance a portion of the cost of the Transaction and commercial paper and other borrowings issued in the ordinary course of business as necessary to finance working capital.

The Registration Agreement requires that the exchange be completed within 225 days after the Notes are initially issued. If the Company fails to file the required registration statement, to complete the exchange or to keep the required registration statement effective for a certain period of time (a "registration default"), it will pay additional interest of .25% during the first 90 days following the registration default and .5% during any remaining period of registration default.

The Indenture contains customary terms and conditions. In particular, it restricts the Company's ability to issue new secured debt and to enter into sale and leaseback transactions. It requires that, in the event that the Company is acquired by or merges with another company, the surviving entity assume the Company's obligations with respect to the Notes and not be in default upon consummation of the merger or acquisition. The Indenture also provides for acceleration of the maturity of the Notes in the event of a default in payment of principal or interest, an uncured breach of a covenant or warranty or bankruptcy of the Company.

The Indenture, Registration Agreement and Purchase Agreement are attached hereto as Exhibits 4.1, 4.2 and 10.1, respectively.

ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT

See Item 1.01 above.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

> (c)   Exhibits

Exhibit Number	Title
4.1	The Clorox Company to The Bank of New York Trust Company N.A. Indenture dated as of December 3, 2004.
4.2	The Clorox Company 4.20% Senior Notes due 2010 5.00% Notes due 2015 Floating Rate Notes due 2007 Exchange and Registration Agreement dated December 3, 2004
10.1	The Clorox Company Floating Rate Senior Notes due December 2007 4.20% Senior Notes due January 2010 5.00% Senior Notes due January 2015 Purchase Agreement dated November 30, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: December 3, 2004   By: /s/ PETER D. BEWLEY
                                                        Peter D. Bewley
                                                        Senior Vice President –
                                                        General Counsel

EXHIBIT INDEX

Exhibit Number	Title
4.1	The Clorox Company to The Bank of New York Trust Company N.A. Indenture dated as of December 3, 2004.
4.2	The Clorox Company 4.20% Senior Notes due 2010 5.00% Notes due 2015 Floating Rate Notes due 2007 Exchange and Registration Agreement dated December 3, 2004
10.1	The Clorox Company Floating Rate Senior Notes due December 2007 4.20% Senior Notes due January 2010 5.00% Senior Notes due January 2015 Purchase Agreement dated November 30, 2004